

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 14, 2017

<u>Via E-mail</u>
Bruce Schames
Chief Financial Officer
Cyclone Power Technologies, Inc.
601 NE 26th Ct
Pompano Beach, Florida 33064

   Re: Cyclone Power Technologies, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2016
     Filed July 31, 2017
     File No. 000-54449

Dear Mr. Schames:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Brian Cascio

         Brian Cascio
         Accounting Branch Chief
         Office of Electronics and Machinery